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SEC FILE NUMBER
8-43174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SAL EQUITY TRADING, GP

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT SACK	610-617-2812	ROB.SACK@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EISNERAMPER, LLP
(Name – if individual, state last, first, and middle name)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SACK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SAL EQUITY TRADING, GP, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Commonwealth of Pennsylvania - Notary Seal
Christina Weigand, Notary Public
Montgomery County
My Commission Expires November 8, 2025
Commission Number 1409542

Notary Public

Signature:

Title: TREASURER

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAL EQUITY TRADING, GP

(a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
SAL Equity Trading, GP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SAL Equity Trading, GP (the "Entity") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 22, 2022



SAL EQUITY TRADING, GP

Statement of Financial Condition
December 31, 2021
(dollars in thousands)

Assets		
Receivable from clearing broker	$	9,410
Bond interest receivable		38
Securities owned – at fair value		10,017
Dividend receivable		42
Accrued trading receivables		4
Receivable from affiliate		134
Exchange memberships - at cost (fair value $482)		573
Exchange shares - at cost (fair value $2,285)		131
Other assets		158
Total assets	$	20,507
Liabilities and partners' capital		
Order execution payables	$	34
Payable to affiliates		47
Accrued expenses		77
Total liabilities		158
Partners' capital		20,349
Total liabilities and partners' capital	$	20,507

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE A – ORGANIZATION

SAL Equity Trading, GP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity provides order execution services for affiliated registered broker-dealers. The Entity is owned 99.9% by SAL Equity Holding, LLC and 0.1% by SAL Equity Partner, LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

Dividend income is recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Revenue from contracts with customers consists of order execution services provided to affiliates. Each time the Entity executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with order execution on a trade date basis.

In accordance with Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses ("ASC 326"), the Entity assessed certain financial assets measured at amortized cost for credit losses using a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing broker; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at the entity's clearing broker and clearing organizations. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure. The Entity continually monitors the capital adequacy of such organizations.

For bond interest receivable, no allowance for credit losses is recognized on accrued interest receivable that is presented separately from the related financial assets. It is the Entity's policy to write off accrued interest receivable against interest income when the related financial asset is placed on non-accrual status.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The table that follows sets forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2021.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Debt Securities:			
Government (Treasury)	$ 10,017	$ —	$ 10,017
(a) Exchange shares	2,285	2,285	—
(b) Exchange memberships	482	—	482

(a) Exchange shares reflected on the statement of financial condition at cost are valued in the above table at the last reported contracted sales price as of the valuation date.

(b) Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and last offer price as of the valuation date if the last reported sales price falls outside of this spread.

Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year.

NOTE D - SECURITIES OWNED

Securities owned are summarized as follows:

	Securities Owned
Debt securities	$ 10,017
	$ 10,017

NOTE E - RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2021, all of the securities owned and the amounts receivable from clearing broker reflected on the statement of financial condition are securities positions with and amounts due from this clearing broker.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE F - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG") and Susquehanna Technology Management, Inc. ("STMI").

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $47 related to these direct and indirect operating costs.

The Entity has a sublicensing agreement with SIG. The agreement allows the Entity to utilize intellectual property and research and development, licensed by SIG from Wide Wing Financing LLC ("Wide Wing"), an entity affiliated through common ownership. Wide Wing is the exclusive owner of the intellectual property and all research and development related thereto. As consideration for the sublicense, the Entity pays an annual sublicensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the sublicensing agreement.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payables to affiliates is less than $1 related to these services.

The Entity executes trades for affiliated broker-dealers for which it receives a fee based on monthly order execution charges, plus a surcharge to cover other costs. As of December 31, 2021, these affiliates owed the Entity $134 related to these fees.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE G - EXCHANGE MEMBERSHIPS/SHARES

The amounts included in exchange memberships and exchange shares on the statement of financial condition represent ownership interests in the exchanges which provide the Entity with the right to conduct business on the exchanges. The exchange memberships and shares are recorded at cost on the statement of financial condition. Management believes there is no impairment to recognize on these exchange memberships and shares as of December 31, 2021.

NOTE H – FINANCIAL INSTRUMENTS AND RISK

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE I - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2021, management has determined that there are no material uncertain income tax positions.

NOTE J - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250. As of December 31, 2021, the Entity had net capital of $14,203, which exceeded its requirement of $250 by $13,953.

NOTE K – LITIGATION

On June 2, 2011, a lawsuit was filed (the "SLCFC Litigation") in the United States District Court for the Eastern District of Pennsylvania by Deutsche Bank Trust Company Americas, Law Debenture Trust Company of New York and Wilmington Trust Company (collectively, the "Plaintiffs"), in their capacities as successor indenture trustees for certain notes issued by Tribune Company ("Tribune"), against various former shareholders of Tribune which tendered their shares in connection with Tribune's 2007 leveraged buyout (the "LBO"), including the Entity and certain of its affiliates (the "Susquehanna Defendants"). The Plaintiffs allege that the payments by Tribune to the former shareholders in exchange for their Tribune shares in connection with the LBO constitute state law constructive fraudulent transfers. The Plaintiffs instituted at least fifteen other such lawsuits in various jurisdictions throughout the country. In 2011, the Judicial Panel on Multi-District Litigation transferred the action (and the FitzSimons case) to the United States District Court for the Southern District of New York (the "SDNY"). All of the former Tribune shareholders (including the Susquehanna Defendants) moved to dismiss the claims against them on various grounds.

On September 23, 2013, the SDNY granted this motion. Plaintiffs appealed this decision to the U.S. Court of Appeals for the Second Circuit (the "2nd Circuit"), which, on March 29, 2016, issued an opinion affirming dismissal of the claims albeit on different grounds. Plaintiffs next filed a petition for rehearing by the 2nd Circuit, which petition was denied. On September 9, 2016, Plaintiffs filed a petition for a writ of certiorari in the United States Supreme Court. On April 3, 2018, two Justices of the United States Supreme Court issued a statement explaining that the Court might lack a quorum to decide the case and that consideration of the petition for certiorari would be deferred to afford the 2nd Circuit time to determine whether to recall its mandate and reconsider its opinion in light of a subsequent United States Supreme Court decision in another case. Following this, on May 5, 2018, the 2nd Circuit recalled its mandate in anticipation of further review by that court. On December 19, 2019, the same panel of the 2nd Circuit that had issued the March 2016 opinion once again affirmed the SDNY's dismissal of the claims. Plaintiffs again filed a petition for rehearing by the 2nd Circuit, which petition was denied on February 6, 2020. On July 6, 2020, plaintiffs once again filed a petition for a writ of certiorari in the United States Supreme Court, which petition was denied on April 19, 2021. As a result, the dismissal of plaintiffs' claims against the Susquehanna Defendants in the SLCFC Litigation has become final, thereby ending this litigation as against the Susquehanna Defendants.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE K – LITIGATION (CONTINUED)

On December 19, 2011, EGI-TRB LLC, an investor in Tribune in connection with the LBO, commenced an action in Illinois state court with the stated purpose of preserving its right of recovery related to the LBO. The plaintiff alleges that in the event that the defendants are found liable for a fraudulent transfer in connection with the LBO through other proceedings, the plaintiff is entitled to recover from defendants an amount equal to its investment in Tribune. The Susquehanna Defendants are not named defendants in this action. However, the complaint purports to name "John Doe Defendants" who allegedly received cash in exchange for their shares of Tribune stock in connection with the LBO. It is unknown whether the Susquehanna Defendants are John Doe Defendants or will be named as defendants in this action. During 2012, this action was removed to federal court and then transferred and consolidated, for pretrial purposes, with the SLCFC Litigation. Following its decision to grant the motion to dismiss in the SLCFC Litigation, the SDNY dismissed the complaint in this action. Plaintiffs' notice of appeal to the 2nd Circuit of this dismissal was consolidated with the similar appeal in the SLCFC Litigation. The subsequent history of this action is the same as for the SLCFC Litigation discussed above, including with respect to the plaintiffs' filing of a petition for a writ of certiorari in the United States Supreme Court, which was denied in April 2021. As a result, the dismissal of the complaint in the Illinois Action has become final, thereby ending the litigation as against the Susquehanna Defendants.

On November 1, 2010, the Official Committee of Unsecured Creditors (the "Committee"), which represents the bankruptcy estate of Tribune, filed suit in the United States Bankruptcy Court for the District of Delaware against former Tribune shareholders (including the Susquehanna Defendants), Tribune's former officers and directors, Tribune's financial advisors, Sam Zell and others who benefitted from the LBO (Official Comm. of Unsecured Creditors of Tribune Co. v. FitzSimons). Among other things, the Committee seeks to unwind the LBO by asserting that the buyout payments to the former Tribune shareholders (including the Susquehanna Defendants) constituted intentional fraudulent conveyances by Tribune. As discussed above, this case was transferred to the SDNY and the claims in this action were transferred to a litigation trust. The former Tribune shareholder defendants in this action (including the Susquehanna Defendants) filed comprehensive threshold motions to dismiss. On January 6, 2017, the SDNY granted the motion to dismiss, which included the only claim that was pending against the Susquehanna Defendants. In April 2019, the litigation trust filed a motion with the SDNY to amend its complaint to add a constructive fraudulent transfer claim against the Susquehanna Defendants and other former Tribune shareholders. The SDNY denied this motion. On July 12, 2019, the litigation trust appealed to the 2nd Circuit the SDNY's dismissal of its intentional fraudulent conveyance claims and its denial of leave to file a constructive fraudulent conveyance claim. On August 20, 2021, the 2nd Circuit issued an opinion affirming the SDNY's dismissal of the intentional fraudulent transfer claim and denial of leave to add a constructive fraudulent transfer claim. On January 14, 2022, the litigation trust filed a petition for a writ of certiorari in the Supreme Court, which petition remains pending. Accordingly, this case remains in its early stages. The Susquehanna Defendants believe that the allegations against them are without merit and intend to defend themselves vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.